Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

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Dr. Reddy’s Laboratories announces the launch of
Progesterone Capsules in the U.S. Market

Hyderabad, India, 21 April 2017	For Immediate Release

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Hyderabad, India and Princeton, NJ, USA. 21 April 2017 — Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Progesterone Capsules, 100 mg and 200 mg, a therapeutic equivalent generic version of Prometrium® (Progesterone) Capsules in the United States market, approved by the U.S. Food and Drug Administration (USFDA).

The Prometrium® brand and generic had U.S. sales of approximately $153 million MAT for the most recent twelve months ending in February 2017 according to IMS Health*.

Dr. Reddy’s Progesterone Capsules, 100 mg and 200 mg, are available in bottle count size of 100.

Prometrium® is a registered trademark of ABBVIE Products LLC.

*IMS National Sales Perspective: Retail and Non-Retail MAT Feb 2017

RDY-0317-149

WARNING: CARDIOVASCULAR DISORDERS, BREAST CANCER and PROBABLE DEMENTIA

FOR ESTROGEN PLUS PROGESTIN THERAPY

Cardiovascular Disorders and Probable Dementia

Estrogens plus progestin therapy should not be used for the prevention of cardiovascular disease or dementia.

The Women’s Health Initiative (WHI) estrogen plus progestin substudy reported increased risks of deep vein thrombosis, pulmonary embolism, stroke and myocardial infarction in postmenopausal women (50 to 79 years of age) during 5.6 years of treatment with daily oral conjugated estrogens (CE) [0.625 mg] combined with medroxyprogesterone acetate (MPA) [2.5 mg], relative to placebo.

The WHI Memory Study (WHIMS) estrogen plus progestin ancillary study of the WHI reported an increased risk of developing probable dementia in postmenopausal women 65 years of age or older during 4 years of treatment with daily CE (0.625 mg) combined with MPA (2.5 mg), relative to placebo. It is unknown whether this finding applies to younger postmenopausal women.

Breast Cancer

The WHI estrogen plus progestin substudy also demonstrated an increased risk of invasive breast cancer.

In the absence of comparable data, these risks should be assumed to be similar for other doses of CE and MPA, and other combinations and dosage forms of estrogens and progestins.

Progestins with estrogens should be prescribed at the lowest effective doses and for the shortest duration consistent with treatment goals and risks for the individual woman.

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About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

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Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.